REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of LaCrosse Funds, Inc.:

We have examined management's assertion about LaCrosse Funds, Inc.'s (a Wisconsin corporation that includes the LaCrosse Large Cap Stock Fund) (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from August 18, 2000 (the date of our last examination) through October 31, 2000:

   - Confirmation of all securities held by institutions in book entry form (State Street Bank and Trust Company and Federated Services Company);

   - Reconciliation of all such securities to the books and records of the Company and the Custodian;

   - Agreement of three security purchases and three security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that LaCrosse Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of LaCrosse Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
November 15, 2000

         Management Statement Regarding Compliance With Certain
         ------------------------------------------------------
            Provisions of the Investment Company Act of 1940
            ------------------------------------------------

We, as members of management of LaCrosse Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000 and from August 18, 2000 through October 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 18, 2000 and from August 18, 2000 through October 31, 2000, with respect to securities reflected in the investment account of the Company.

LaCrosse Funds, Inc.


By:  /s/Steven J. Hulme
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     Steven J. Hulme
     President - La Crosse Funds